UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on May 30, 2024, reporting the Company’s results for the first quarter and three months ended March 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: May 31, 2024	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

FIRST QUARTER 2024

30 May 2024

FRONTLINE PLC REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2024

Frontline plc (the “Company” or “Frontline”), today reported unaudited results for the three months ended March 31, 2024:

Highlights

•	Profit of $180.8 million, or $0.81 per share for the first quarter of 2024.
•	Adjusted profit of $137.9 million, or $0.62 per share for the first quarter of 2024.
•	Declared a cash dividend of $0.62 per share for the first quarter of 2024.
•	Reported revenues of $578.4 million for the first quarter of 2024.
•	Took delivery of the remaining 13 VLCCs from Euronav NV ("Euronav") as part of the acquisition of 24 VLCCs (the "Acquisition").
•
Achieved average daily spot VLCC time charter equivalent earnings (”TCEs”)[1] of $48,100 per day , comprised of $54,200 per day for the Company’s existing VLCC fleet prior to the Acquisition and $42,300 for the VLCCs delivered as a result of the Acquisition. The TCEs for the VLCCs delivered were primarily impacted by positioning and $4,900 per day due to ballast days.

•
Entered into agreements to sell its five oldest VLCCs, built in 2009 and 2010, and two of its oldest Suezmax tankers, built in 2010, for an aggregate net sales price of $382.0 million. After repayment of existing debt on the vessels the transactions are expected to generate net cash proceeds of approximately $275.0 million.

•	Refinanced eight LR2 tankers, generating net cash proceeds of approximately $139.0 million.
•
Entered into a senior secured term loan facility in an amount of up to $606.7 million to refinance eight Suezmax tankers and eight LR2 tankers, which is expected to generate net cash proceeds of approximately $278.0 million.

•
The net cash proceeds of approximately $692.0 million expected to be generated from the sales and refinancing of vessels enabled us in April 2024 to repay the $100.0 million drawn under the $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen and will enable us to repay the $295.0 million drawn under the Hemen shareholder loan in relation to the Acquisition.

•	Entered into a fixed rate time charter-out contract in March 2024 for one VLCC to a third party on a three-year time charter at a daily base rate of $51,500.
•	Entered into a time charter-out contract in April 2024 for one Suezmax tanker to a third party on a three-year time charter at a daily base rate of $32,950 plus 50% profit share.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

"During the first quarter of 2024, Frontline took delivery of the remaining 13 of the 24 VLCCs acquired from Euronav last year.  Our scalable business model has proven efficient as the vessels entered the Frontline fleet smoothly, growing our vessel day exposure by approximately one-third. Our first quarter earnings were solid, as markets remained firm throughout the quarter, and LR2 rates offered proper volatility as returns reached six digits in January 2024. The asset classes we deploy have gradually offered better returns as we progress in 2024.”

___________________________________
1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“The net cash proceeds of approximately $692.0 million expected to be generated from the sales and refinancing of vessels enabled us in April 2024 to repay the $100.0 million drawn under the $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen and will enable us to repay the $295.0 million drawn under the Hemen shareholder loan in relation to the Acquisition. This completes our strategy of freeing up capital through re-leveraging part of the existing fleet and the sale of older non eco vessels to finance the Acquisition."

Average daily TCEs and estimated cash breakeven rates

($ per day)	Spot TCE			Spot TCE estimates	% Covered	Estimated average daily cash breakeven rates
	Q1 2024	Q4 2023	2023	Q2 2024		2024
VLCC	48,100	42,300	50,300	60,400	78%	31,200
Suezmax	45,800	45,700	52,600	46,400	73%	23,500
LR2 / Aframax	54,300	42,900	46,800	64,700	72%	22,200

In December 2023, the Company took delivery of 11 VLCCs as part of the Acquisition. These vessels contributed 184 trading days net of offhire in the fourth quarter of 2023, of which 150 were ballast days. This negatively impacted the overall VLCC spot rate in the fourth quarter of 2023 by $3,100 per day as limited revenues were recorded in relation to these vessels, whereas the Company includes all trading days in the VLCC spot rate. The 2023 spot TCE actuals presented in the table above exclude the impact of the vessels delivered as a result of the Acquisition.

The spot TCE actuals in the first quarter of 2024 and the spot TCE estimates in the second quarter of 2024 include the impact of all the vessels delivered as a result of the Acquisition. We expect the spot TCEs for the full second quarter of 2024 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the first quarter of 2024. The number of ballast days at the end of the first quarter of 2024 was 984 days for VLCCs, 393 days for Suezmax tankers and 212 days for LR2/Aframax tankers.

First Quarter 2024 Results

The Company reports profit of $180.8 million for the first quarter ended March 31, 2024, compared with profit of $118.4 million in the previous quarter. The adjusted profit2 was $137.9 million for the first quarter of 2024 compared with adjusted profit of $102.2 million in the previous quarter. The adjustments in the first quarter of 2024 consist of a $42.7 million gain on the sale of vessels, a $1.3 million loss on marketable securities, a $1.2 million share of results of associated companies, a $0.8 million unrealized gain on derivatives, $0.9 million of debt extinguishment costs and $0.3 million relating to dividends received. The increase in adjusted profit from the previous quarter was primarily due to an increase in our TCE earnings from $251.3 million in the previous quarter to $369.7 million in the current quarter, due to the delivery of 24 VLCCs from Euronav in the fourth quarter of 2023 and first quarter of 2024 and higher TCE rates, partially offset by an increase in ship operating expenses, depreciation and finance expense as a result of the delivery of 24 VLCCs from Euronav.

________________________________
2 This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

Tanker Market Update

Global oil consumption, as reported by the Energy Information Administration (“EIA”), averaged 102.1 million barrels per day (“mbpd”) in the first quarter of 2024. This figure, while 0.3 mbpd lower than the previous quarter, represents a significant 1.2 mbpd increase year on year. Notably, Asia, led by China, India, and Japan, contributed 0.6 mbpd to this growth, underscoring the region's pivotal role in the global oil market. Looking ahead, demand is projected to accelerate in the second half of the year, potentially reaching 104.8 mbpd by December 2024. Oil supply remained stable in the first quarter, averaging 101.8 mbpd. The Organization of the Petroleum Exporting Countries’ (“OPEC”) supply cut strategy remains in effect, resulting in an average production decrease of 0.7 mbpd compared to the first quarter of 2023. This, coupled with Angola's departure as a member of OPEC and the rise in non-OPEC output, has led to a decline in OPEC's market share. Non-OPEC countries, in contrast, have increased their production by 1.4 mbpd since the first quarter of 2023. The EIA anticipates further non-OPEC production growth, with an estimated increase of 3.1 mbpd expected by the end of 2025 as compared to the first quarter of 2024. The United States continues to lead as the world's largest producer, and production growth in the Americas is expected to support longer trades, benefiting the tanker fleet, particularly VLCCs.

Geopolitical tension continues to affect the freight market, altering trading patterns and growing ton miles. The Houthi movement in Yemen continue to attack merchant vessels, and it is becoming more apparent that the conflict and disruption in the Red Sea will last longer than initially anticipated. Most trade routes between Europe and Asia now require vessels to sail the longer distance around Africa. However, we still see some market players willing to transit at the cost of their crew's safety. Volumes from Russia and Iran keep flowing to China and India at an attractive discount compared to non-sanctioned oil. Additionally, the United States and the United Kingdom have increased scrutiny on vessels and companies involved in transporting Russian oil and products. Although we have yet to see a significant impact on volumes, it causes friction, and more prominent players in the East might want to secure incremental barrels from compliant markets West of Suez. We expect additional refinery capacity in Mexico and Nigeria, as well as the expansion of the Trans Mountain pipeline (“TMX”) in Canada, to affect trade patterns in the future. The TMX will add about 0.6 mbpd of additional export capacity to Canada's pacific coast. Industry sources expect the cargoes to be delivered to Chinese and Californian refineries. Port restrictions at the Westbridge Marine Terminal in Canada allow only for Aframax tankers to load, but will indirectly affect VLCCs and Suezmax tankers by way of ship-to-ship transfers to achieve benefits of scale for longer trades. Increased activity in the Pacific market is likely to increase ton miles in general.

The overall tanker order book for the asset classes that Frontline owns is now 11.5% of the existing global fleet, with 41, 65, and 116 vessels on order for VLCCs, Suezmax tankers and LR2 tankers, respectively. According to industry sources, only one VLCC is expected for delivery in the remainder of 2024 and five are expected to be delivered in 2025, thus increasing optimism for this asset class in particular. The growth in the order books is predominantly for deliveries scheduled in 2026 and 2027 and is not expected to affect the overall outlook of the tanker fleet in the near term due to the general age profile of the existing fleet. By 2027 19 % of the global fleet will be older than 20 years, an increase from 12 % today and 14% by the end of 2024. Stricter environmental regulations also weigh on the efficiency of the current global fleet, especially on older tonnage.

The Fleet

As of March 31, 2024, the Company’s fleet consisted of 86 vessels owned by the Company (43 VLCCs, 25 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 18.8 million DWT.

On October 9, 2023, Frontline entered into a Framework Agreement (the "Framework Agreement") with Euronav. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav.

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. In the first quarter of 2024, the Company took delivery of the 13 remaining vessels for consideration of $1,237.8 million.

In January 2024, the Company announced that it has entered into an agreement whereby the Company will sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. Three of the vessels were delivered to the new owner during the first quarter of 2024, and the two remaining vessels were delivered in the second quarter of 2024 (one of which was classified as held for sale as of March 31, 2024). After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of approximately $208.0 million. The Company recorded a gain of $42.7 million in the first quarter of 2024 in relation to the three vessels delivered in the period and expects to record a gain of approximately $30.8 million in the second quarter of 2024 for the remaining two vessels.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $32.0 million, and the Company expects to record a gain in the second quarter of 2024 of approximately $11.0 million.

In March 2024, the Company entered into an agreement to sell another one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $34.0 million, and the Company expects to record a gain in the second quarter of 2024 of approximately $14.0 million.

In March 2024, the Company entered into a fixed rate time charter-out contract for one VLCC to a third party on a three-year time charter at a daily base rate of $51,500.

In April 2024, the Company entered into a time charter-out contract for one Suezmax tanker to a third party on a three-year time charter at a daily base rate of $32,950 plus 50% profit share.

As of March 31, 2024, the Company’s fleet included 49 scrubber fitted vessels (27 VLCCs, 18 Suezmax tankers and four LR2/Aframax tankers), which represents 57% of our fleet. Following the sale of two VLCCs and two Suezmax tankers in the second quarter of 2024, 56% of the Company's fleet will consist of scrubber fitted vessels.

As of March 31, 2024, the Company's fleet consists of 97% ECO vessels and has an average age of 6.3 years, making it one of the youngest and most energy-efficient fleets in the industry. Following the sale of two VLCCs and two Suezmax tankers in the second quarter of 2024 and based on the data as of March 31, 2024, the Company's fleet will consist of 99% ECO vessels and will have an average age of 5.9 years.

Corporate Update

In April 2024, the Company received a summons from certain funds managed by FourWorld Capital Management, LLC to appear before the Enterprise Court in Antwerp, Belgium, in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within Euronav announced on October 9, 2023, and Euronav’s acquisition of CMB.TECH NV. The Company finds the claims to be without merit and intends to vigorously defend against them.

The Board of Directors declared a dividend of $0.62 per share for the first quarter of 2024. The record date for the dividend will be June 14, 2024, the ex-dividend date is expected to be June 14, 2024, for shares listed on the New York Stock Exchange and June 13, 2024, for shares listed on the Oslo Stock Exchange, and the dividend is scheduled to be paid on or about June 28, 2024.

The Company had 222,622,889 ordinary shares outstanding as of March 31, 2024. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the first quarter of 2024 was 222,622,889.

Financing Update

In November 2023, the Company entered into a senior secured term loan facility in an amount of up to $1,410.0 million with a group of our relationship banks to partially finance the Acquisition. The facility has a tenor of five years, carries an interest rate of Secured Overnight Financing Rate (“SOFR”) plus a margin in line with the Company’s existing loan facilities and has an amortization profile of 20 years commencing on the delivery date from the yard. In December 2023, the Company drew down $891.3 million under the facility to partly finance the Acquisition. Up to $518.7 million remained available and undrawn under the facility as of December 31, 2023 all of which was drawn down to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024.

In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen to partly finance the Acquisition. The facility has a tenor of five years and carries an interest rate of SOFR plus a margin equal to the $1,410.0 million facility, in line with the Company’s existing loan facilities. In December 2023, the Company drew down $235.0 million under the facility to partly finance the Acquisition. Up to $304.9 million remained available to be drawn as of December 31, 2023. In January 2024, the Company drew down $60.0 million to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024.

In December 2023, the Company drew down $99.7 million under its $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen, the Company's largest shareholder, to partly finance the Acquisition. In April 2024, the Company repaid $100.0 million under the facility. Up to $200.0 million remains available to be drawn following the repayment.

In February 2024, the Company entered into a secured term loan facility in an amount of up to $94.5 million with KFW Bank to refinance two LR2 tankers. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $38.0 million.

In March 2024, the Company entered into a senior secured term loan facility in an amount of up to $219.6 million with a syndicate of banks to refinance six LR2 tankers. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $101.0 million.

In May 2024, the Company entered into a senior secured term loan facility in an amount of up to $606.7 million with China Exim Bank and DNB, insured by China Export and Credit Insurance Corporation to refinance eight Suezmax tankers and eight LR2 tankers. The facility has a tenor of approximately nine years, carries an interest rate of SOFR plus a margin in line with the Company’s existing loan facilities and has an amortization profile of approximately 19.7 years commencing on the delivery date from the yard. The refinancing is expected to generate net cash proceeds of approximately $278.0 million.

Conference Call and Webcast

On May 30, 2024, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration

A replay of the conference call will be available following the live call. Please use below link to access the webcast:
Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;
•	fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•	the highly cyclical nature of the industry that we operate in;
•	the loss of a large customer or significant business relationship;
•	changes in worldwide oil production and consumption and storage;
•	changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, surveys and upgrades;
•	risks associated with any future vessel construction;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•
our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•	availability of skilled crew members and other employees and the related labor costs;
•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. regulations;
•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies;
•	Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil industry;
•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;

•	vessel breakdowns and instances of off-hire;
•	the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks upon our ability to operate;
•	potential conflicts of interest involving members of our board of directors and senior management;
•	the failure of counter parties to fully perform their contracts with us;
•	changes in credit risk with respect to our counterparties on contracts;
•	our dependence on key personnel and our ability to attract, retain and motivate key employees;

•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares;
•	our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	government requisition of our vessels during a period of war or emergency;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the arrest of our vessels by maritime claimants;
•	general domestic and international political conditions or events, including “trade wars”;
•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•
potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region and the developments in the Middle East, including the armed conflict in Israel and the Gaza Strip, acts by terrorists or acts of piracy on ocean-going vessels;

•	the length and severity of epidemics and pandemics and their impacts on the demand for seaborne transportation of crude oil and refined products;
•	the impact of port or canal congestion;
•	business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
May 29, 2024

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Marios Demetriades - Director
Cato Stonex - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2024

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2024 Jan-Mar	2023 Jan-Mar	2023 Jan-Dec
Revenues	578,397	497,332	1,802,184
Other operating income	42,742	14,289	24,080
Total revenues and other operating income	621,139	511,621	1,826,264

Voyage expenses and commission	207,188	158,827	618,595
Ship operating expenses	59,826	43,718	176,533
Administrative expenses	14,846	12,638	53,528
Depreciation	88,012	55,546	230,942
Total operating expenses	369,872	270,729	1,079,598
Net operating income	251,267	240,892	746,666
Finance income	2,227	2,873	18,065
Finance expense	(71,376)	(45,417)	(171,336)
Gain (loss) on marketable securities	(1,273)	(3,173)	22,989
Share of results of associated company	1,214	3,738	3,383
Dividends received	308	527	36,852
Profit before income taxes	182,367	199,440	656,619
Income tax benefit (expense)	(1,548)	186	(205)
Profit for the period	180,819	199,626	656,414
Basic and diluted earnings per share	$0.81	$0.90	$2.95

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2024 Jan-Mar	2023 Jan-Mar	2023 Jan-Dec

Profit for the period	180,819	199,626	656,414
Items that may be reclassified to profit or loss:
Foreign currency exchange gain (loss)	660	53	(39)
Other comprehensive income (loss)	660	53	(39)
Comprehensive income	181,479	199,679	656,375

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Mar 31 2024	Dec 31 2023
ASSETS
Current assets
Cash and cash equivalents	297,351	308,322
Marketable securities	6,159	7,432
Assets held for sale	45,517	—
Other current assets	490,678	412,172
Total current assets	839,705	727,926

Non-current assets
Vessels and equipment	5,620,472	4,633,169
Right-of-use assets	2,006	2,236
Goodwill	112,452	112,452
Investment in associated company	13,600	12,386
Prepaid consideration	—	349,151
Other non-current assets	35,659	45,446
Total non-current assets	5,784,189	5,154,840
Total assets	6,623,894	5,882,766

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	324,530	261,999
Current portion of obligations under leases	1,116	1,104
Other current payables	153,461	145,951
Total current liabilities	479,107	409,054

Non-current liabilities
Long-term debt	3,766,684	3,194,464
Obligations under leases	1,188	1,430
Other non-current payables	460	472
Total non-current liabilities	3,768,332	3,196,366

Commitments and contingencies
Equity
Frontline plc equity	2,376,927	2,277,818
Non-controlling interest	(472)	(472)
Total equity	2,376,455	2,277,346
Total liabilities and equity	6,623,894	5,882,766

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2024 Jan-Mar	2023 Jan-Mar	2023 Jan-Dec
OPERATING ACTIVITIES
Profit for the period	180,819	199,626	656,414
Adjustments to reconcile profit to net cash provided by operating activities:
Net finance expense	69,150	42,544	153,271
Depreciation	88,012	55,546	230,942
(Gain) on sale of vessels and equipment	(42,742)	(12,709)	(21,959)
(Gain) loss on marketable securities	1,273	3,173	(22,989)
Share of results of associated company	(1,214)	(3,738)	(3,383)
Other, net	4,946	10,685	18,199
Change in operating assets and liabilities	(66,974)	7,116	(8,512)
Debt issuance costs paid	(7,533)	(27)	(20,020)
Interest paid	(62,795)	(40,039)	(165,193)
Interest received	8,391	7,837	39,411
Net cash provided by operating activities	171,333	270,014	856,181

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment	(899,059)	(150,714)	(1,631,423)
Proceeds from sale of vessels	174,000	99,130	142,740
Cash inflow on repayment of loan to associated company	—	1,388	1,388
Proceeds from sale of marketable securities	—	—	251,839
Net cash used in investing activities	(725,059)	(50,196)	(1,235,456)

FINANCING ACTIVITIES
Proceeds from issuance of debt	892,784	130,000	1,609,449
Repayment of debt	(267,430)	(140,572)	(536,587)
Repayment of obligations under leases	(229)	(204)	(862)
Dividends paid	(82,370)	(238,206)	(638,928)
Net cash provided by (used in) financing activities	542,755	(248,982)	433,072

Net change in cash and cash equivalents	(10,971)	(29,164)	53,797
Cash and cash equivalents at start of period	308,322	254,525	254,525
Cash and cash equivalents at end of period	297,351	225,361	308,322

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2024 Jan-Mar	2023 Jan-Mar	2023 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	222,622,889	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning and end of period	222,623	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	604,687	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning and end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	415	454	454
Other comprehensive income (loss)	660	53	(39)
Balance at end of period	1,075	507	415

RETAINED EARNINGS
Balance at beginning of period	445,999	428,513	428,513
Profit for the period	180,819	199,626	656,414
Cash dividends	(82,370)	(238,206)	(638,928)
Balance at end of period	544,448	389,933	445,999

EQUITY ATTRIBUTABLE TO THE COMPANY	2,376,927	2,221,844	2,277,818

NON-CONTROLLING INTEREST
Balance at beginning and end of period	(472)	(472)	(472)
TOTAL EQUITY	2,376,455	2,221,372	2,277,346

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	Q1 2024	FY 2023	Q4 2023	Q1 2023
Adjusted profit
Profit	180,819	656,414	118,371	199,626
Add back:
Loss on marketable securities	1,273	23,968	—	3,173
Share of losses of associated companies	—	1,690	—	—
Unrealized loss on derivatives (1)	—	20,950	13,211	7,364
Debt extinguishment costs	936	—	—	—

Less:
Unrealized gain on derivatives (1)	(815)	(6,075)	—	—
Gain on marketable securities	—	(46,957)	(29,074)	—
Share of results of associated companies	(1,214)	(5,073)	(118)	(3,738)
Gain on sale of vessels	(42,742)	(21,960)	—	(12,709)
Dividends received	(308)	(36,852)	(240)	(527)
Gain on settlement of insurance and other claims	—	(397)	—	(397)
Adjusted profit	137,949	585,708	102,150	192,792
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	222,623

(in $)
Adjusted basic and diluted earnings per share	0.62	2.63	0.46	0.87

(1) Adjusted profit has been revised to only exclude the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. A reconciliation of the gain/loss on derivatives is as follows:

(in thousands of $)	Q1 2024	FY 2023	Q4 2023	Q1 2023
Unrealized gain (loss) on derivatives	815	(14,875)	(13,211)	(7,364)
Interest income on derivatives	6,164	22,914	6,283	4,964
Gain (loss) on derivatives	6,979	8,039	(6,928)	(2,400)

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Q1 2024	FY 2023	Q4 2023	Q1 2023
Revenues	578,397	1,802,184	415,004	497,332

Less
Voyage expenses and commission	(207,188)	(618,595)	(158,107)	(158,827)
Other non-vessel items	(1,491)	(13,524)	(5,625)	(1,155)
Total TCE	369,718	1,170,065	251,272	337,350

Time charter equivalent per day

Time charter equivalent per day (TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	Q1 2024	FY 2023	Q4 2023	Q1 2023
Time charter TCE (in thousands of $)
LR2	14,057	45,586	14,226	5,802
Total Time charter TCE	14,057	45,586	14,226	5,802

Spot TCE (in thousands of $)
VLCCs ex. vessels acquired from Euronav	100,969	395,514	83,511	100,245
VLCCs acquired from Euronav	84,265	1,054	1,054	—
VLCCs total	185,234	396,568	84,565	100,245
Suezmax	101,543	480,346	97,382	152,564
LR2	68,884	247,565	55,099	78,739
Total Spot TCE	355,661	1,124,479	237,046	331,548

Total TCE	369,718	1,170,065	251,272	337,350

Spot days (available days less offhire days)
VLCCs ex. vessels acquired from Euronav	1,864	7,869	1,975	1,909
VLCCs acquired from Euronav	1,990	184	184	—
VLCCs total	3,854	8,053	2,159	1,909
Suezmax	2,218	9,140	2,130	2,384
LR2	1,268	5,294	1,285	1,398

Spot TCE per day (in $ per day)
VLCCs ex. vessels acquired from Euronav	54,200	50,300	42,300	52,500
VLCCs acquired from Euronav	42,300	5,700	5,700	—
VLCCs total	48,100	49,200	39,200	52,500
Suezmax	45,800	52,600	45,700	64,000
LR2	54,300	46,800	42,900	56,300

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.

Spot TCE estimates

Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the second quarter of 2024 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues on such days. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period. The number of ballast days at the end of the first quarter of 2024 was 984 days for VLCCs, 393 days for Suezmax tankers and 212 days for LR2/Aframax tankers.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.